

March 22, 2012

<u>Via E-mail</u>
Mr. Colin T. Severn
Chief Financial Officer
William Lyon Homes
4490 Von Karman Avenue
Newport Beach, California 92660

      RE: William Lyon Homes
                Form 10-K for the Year Ended December 31, 2010
                Filed May 16, 2011
                File No. 1-31625

Dear Mr. Severn:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                            Sincerely,

                                          /s/ John Hartz for

                                          Rufus Decker
                                          Accounting Branch Chief